1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

August 21, 2012

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust”)

(Securities Act File No. 333-179904 and

Investment Company Act File No. 811-22649)

Dear Ms. Cole:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement for the Trust to register shares of iShares Ultrashort Bond Fund (the “Fund”) under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”).

The comments were provided in a letter dated March 26, 2012. For your convenience, your comments are restated below and each comment is followed by our response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

The Trust would like to highlight to the staff that the Fund’s current name is iShares Ultrashort Duration Bond Fund but may change to iShares Short Maturity Bond Fund.

Prospectus

General

Comment No. 1: Please identify the exemptive application that the Trust is relying on for the Fund to operate as an exchange-traded fund. Please confirm to the staff in your response letter that the disclosure in the registration statement is consistent with that exemptive application. Specifically, confirm that the application fully discusses the non-index management strategies.

Response: The Trust is relying on the exemptive application filed with the SEC on January 11, 2011, file no. 812-13601 (“the Exemptive Application”). The Exemptive Application fully discusses the non-index management strategy that can be employed by funds that rely on the Exemptive Application. The Trust confirms that the disclosure in the registration statement regarding the non-index management strategy is consistent with the Exemptive Application.

Comment No. 2: Cover Page—Please delete the ticker and stock exchange information from the first page of the summary and place it on the cover page.

Response: The Fund’s exchange ticker symbol and the principal U.S. market or markets on which the Fund’s shares are traded will be disclosed on the cover page of the prospectus in accordance with Item 1(a)(2) of Form N-1A. The Trust also plans to disclose the Fund’s exchange ticker symbol and the principal U.S. market or markets on which the Fund’s shares are traded in the heading of the Fund’s summary section.

Comment No. 3: Cover Page—Please disclose that it is only through large institutional investors that purchases or redemptions of creation units may be made directly with the Fund at net asset value.

Response: The Trust respectfully submits that the Shareholder Information section in the prospectus sufficiently discloses that only an Authorized Participant may engage in creation or redemption transactions directly with the Fund. The Creations and Redemptions section references market makers, large investors and institutions as Authorized Participants. Similarly, the Statement of Additional Information defines Authorized Participants as “large institutional investors”.

Fees and Expenses

Comment No. 4: Please delete all of the disclosure in the introductory paragraph after the second sentence. You may include a shortened version of the information about acquired fund fees and expenses in a footnote to the fee table.

Response: Other iShares funds have disclosed this language in a footnote to the fee table, but the staff of the SEC has informed other iShares registrants that the disclosure in substantially its present form could be placed in the text, rather than a footnote. Other iShares funds included this language in other prospectuses (in the text before the fee table) as a result of the discussions with the staff. With respect to the disclosure in the introductory paragraph about acquired fund fees and expenses, the Trust has removed this disclosure because the Fund is not expected to incur a material amount of acquired fund fees and expenses.

Principal Investment Strategies

Comment No. 5: In your response, please explain why it is appropriate for an ultrashort fund to invest in asset-backed and mortgage-backed securities, which are often illiquid and hard to value. Also, explain why it is appropriate for the Fund to use the weighted average life to determine the maturity of asset-backed and mortgage-backed securities given that it might understate the impact of their maturities in the context of an ultrashort fund.

Response:

The Trust believes that its investments in asset-backed and mortgage-backed securities will be appropriate for the Fund and will be made in accordance with the fund’s investment objective and investment strategies. In addition, the Fund intends to comply with applicable regulations and other limitations on the purchase of illiquid securities. Under normal circumstances, the effective duration of the Fund’s portfolio is expected to be one year or less. Liquidity and valuation risk are currently disclosed in the Fund’s registration statement. In addition, liquidity and valuation risk specific to asset-backed and mortgage-backed securities are appropriately disclosed in the prospectus under “A Further Discussion of Principal Risks — Asset-Backed and Mortgage-Backed Securities Risk.”

The Fund uses weighted average life to determine the maturity of asset-backed and mortgage-backed securities as this method is the standard market convention used to reflect the average amount of time that will elapse from the date of an amortizing security’s issuance until the principal is repaid in full. Weighted average life is calculated by summing together the expected principal payments multiplied by the timing of the payment and divided by the total amount of principal outstanding. Although weighted average life measures are heavily dependent on prepayment assumptions, which can change over time, there are sophisticated and widely used models available to reflect these changes on an ongoing basis. Additionally, because weighted average life is a measure of the expected timing of cash flows, it is a better and more widely accepted measure of the impact of market factors, such as changes in interest rates and credit risk, than the final maturity date on the value of asset-backed and mortgage-backed securities. The legal final maturity date for amortizing asset-backed and mortgage-backed securities is very rarely used as the date to which principal payments are tied to, as the vast majority of principal repayments happen well before this date. As a result of these considerations, the Trust believes weighted average life is the most approximate measure to use in reflecting the average time to maturity for amortizing assets.

Comment No. 6: If a significant percentage of the Fund’s assets may be invested in foreign securities or non-investment-grade securities, please add appropriate disclosure to the principal investment strategies and principal risk sections of the summary.

Response: Investing in non-U.S. issuers is currently disclosed as a principal strategy of the Fund under “Principal Investment Strategies” and the corresponding Non-U.S. Issuers Risk is disclosed under “Summary of Principal Risks.” Investing in non-investment grade securities is currently not a principal strategy of the Fund. If and when investing in non-investment grade securities becomes a principal strategy of the Fund, the Trust will add appropriate disclosure to the “Principal Investment Strategies” section.

Comment No. 7: Please delete the fifth paragraph of this section; disclosure in the principal investment strategies section should not include negative strategies.

Response: The Trust has made the requested deletion in the principal investment strategies section and included the following sentence under the section “More Information About the Fund”: “The management team will not consider investments in swap agreements, futures contracts, option contracts, convertible securities or preferred stock, but may consider investments in currency contracts for hedging and/or trade settlement purposes.”

Summary of Principal Risks

Comment No. 8: Asset-Backed and Mortgage-Backed Securities Risk—This section and the Extension Risk section indicate that these securities carry the risk that they may be paid off substantially more slowly than originally anticipated. In your response, explain whether the extension risk associated with investments in these types of securities could transform the Fund into other than an ultrashort fund. In addition, if the Fund’s investments in inverse floaters (identified outside the summary section) could be substantial, please add disclosure to the principal investment strategies and principal risks sections of the summary.

Response: Under normal circumstances, the effective duration of the Fund’s portfolio is expected to be one year or less, and the Fund seeks to maintain a weighted average maturity of less than three years. As part of the investment process, the management team will consider the extension risk associated with the Fund’s investments. Extension risk could change the duration and weighted average maturity of the Fund’s investments, which may cause the Fund to sell certain investments. The Trust does not anticipate that the extension risk on its assets would transform the Fund into something other than a traditional ultrashort fund.

Investing in inverse floaters is currently not a principal investment strategy of the Fund. If and when investing in inverse floaters becomes a principal strategy, the Trust will add appropriate disclosure to the “Principal Investment Strategies” and “Principal Risks” sections of the prospectus.

Comment No. 9: Please tie “Financial Sector Risk” to principal investment strategies.

Response: The Trust has added the following disclosure under “Principal Investment Strategies”: “The Fund invests in securities issued by financial institutions, such as banks, broker-dealers and insurance companies.”

Comment No. 10: Municipal Securities Risk—Please add disclosure to the principal investment strategies section of the summary section given that such securities are listed as principal investments outside of the summary section.

Response: Investing in municipal bonds is currently disclosed as a principal strategy of the fund under “Principal Investment Strategies.”

Management

Comment No. 11: Please insert the date the portfolio managers began managing the Fund.

Response: The Trust respectfully submits that use of the phrase “since inception” adequately discloses the date the portfolio management team started managing portfolio assets since this is the Fund’s inaugural year. The Fund will update this information in its annual update to its registration statement.

More Information About the Fund

Comment No. 12: Please state whether the Fund will provide shareholders with any notice prior to changing the investment objective and, if so, how many days.

Response: As disclosed under “More Information About the Fund,” the Fund’s investment objective is a non-fundamental policy and may be changed without shareholder approval. The Fund will provide shareholders with prior notice of a change in the investment objective, consistent with the 1940 Act and applicable guidance.

Comment No. 13: The same comments made with respect to the summary section apply to the principal investment strategies and risk disclosure outside of the summary section.

Response: As applicable, the same responses apply to the comments to the summary section that apply outside of the summary section.

Statement of Additional Information

Comment No. 14: As appropriate, the same comments made on prospectus disclosure apply to disclosure in the SAI.

Response: As applicable, the same responses apply to the comments to the prospectus that apply to the SAI.

Comment No. 15: Please confirm that all the risks disclosed under General Considerations and Risks are applicable to this Fund. For example, are “Risks of Investing in Russia” applicable to this Fund?

Response: All of the risks disclosed in the SAI apply to this Fund.

Comment No. 16: Investment Limitation—Please clarify which of the “industries” identified in Item 1 are deemed separate industries. For example, are “real estate investment trusts” and “real estate management and development” separate industries? Are “commercial banks,” “thrifts,” and “mortgage finance” separate industries? Are “diversified financial services,” “consumer finance,” and “capital markets” separate industries? If so, in each case why is it appropriate to treat them as such?

Response: The 1940 Act does not define “industry or group of industries.” In the now-withdrawn Guide 19 of the Guidelines to Form N-1A, the SEC staff stated that in determining industry classifications, a registrant may select its own industry classifications, “but such classifications should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” The separate industries listed above follow the industry classifications of the Global Industry Classification Standard (GICS), which is a widely accepted standard for classifying industries. The Trust uses these separate industry classifications because it believes the companies within each respective industry have different economic characteristics, including different sources of revenue, regulatory issues, and risks. The Trust believes that these separate industry classifications are reasonable and are not so broad that the primary economic characteristics of the companies in each class are materially different.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer

Marisa Rolland